Exhibit 99.1

650, de Maisonneuve Blvd. West,
7th floor,
Montreal (Quebec), H3A 3T2
www.computershare.com

January 15, 2026

To: All Canadian Securities Regulatory Authorities

Subject: Bank of Montreal

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	February 17, 2026
Record Date for Voting (if applicable) :	February 17, 2026
Beneficial Ownership Determination Date :	February 17, 2026
Meeting Date :	April 15, 2026
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	063671101	CA0636711016

Sincerely,

Computershare
Agent for Bank of Montreal

650, boul. de Maisonneuve Ouest,
7[e] étage
Montréal (Québec), H3A 3T2
www.computershare.com

Le 15 janvier 2026

Destinataires: Toutes les autorités canadiennes en valeurs mobilières

Objet: Banque de Montréal

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d'assemblée :	Assemblée Annuelle
Date d'inscription pour recevoir l'avis :	17 février 2026
Date d'inscription pour voter (s'il en est) :	17 février 2026
Date de détermination de la propriété véritable :	17 février 2026
Date de l'assemblée :	15 avril 2026
Endroit de l'assemblée (si disponible):	Toronto, ON
Émetteur enverra les documents directement aux PVNO:	Non
Émetteur paiera les frais d'envoi aux PVO:	Oui

Procédures de notification et d'accès:
Applicables aux propriétaires véritables	Oui
Critères d'assemblage - propriétaires véritables:	Sans objet
Applicables aux porteurs inscrits	Oui
Critères d'assemblage - porteurs inscrits:	Sans objet

Détails sur les titres ayant droit de vote:

Description de l'émission	Numéro du CUSIP	ISIN
ACTIONS ORDINAIRES	063671101	CA0636711016

Sincèrement,

Computershare
Agent pour Banque de Montréal